SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                                    C2, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    126948108
               --------------------------------------------------
                                 (CUSIP Number)

                               Albert O. Nicholas
                       700 North Water Street, Suite 1200
                              Milwaukee, Wisconsin
                                 (414) 291-9000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 11, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

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CUSIP No. 126948108                                         Page 2 of 5 Pages
---------------------                                    -----------------------


================================================================================
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Albert O. Nicholas
================================================================================
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [ ]

                                                                       (b)   [ ]

================================================================================
  3     SEC USE ONLY

================================================================================
  4     SOURCE OF FUNDS*

        PF

================================================================================
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR  2(e)                                               [ ]

================================================================================
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

================================================================================
                     7   SOLE VOTING POWER
    NUMBER OF            310,700

      SHARES       =============================================================
                     8   SHARED VOTING POWER
   BENEFICIALLY          -0-

     OWNED BY      =============================================================
                     9   SOLE DISPOSITIVE POWER
       EACH              310,700

    REPORTING      =============================================================
                    10   SHARED DISPOSITIVE POWER
      PERSON             -0-

       WITH
================================================================================
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        310,700

================================================================================
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

================================================================================
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        6.0%

================================================================================
14      TYPE OF REPORTING PERSON*
        IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

---------------------                                    -----------------------
CUSIP No. 126948108                                         Page 3 of 5 Pages
---------------------                                    -----------------------


       Item 1.       Security and Issuer:

                     This statement relates to common stock, par value $.01 per share ("Common Stock"), of C2, Inc. (the "Company"). The principal executive offices of the Company are located at 700 North Water Street, Suite 1200, Milwaukee, Wisconsin 53202.

       Item 2.       Identity and Background:

                     (a) - (b).  Name and Business Address
                     Albert O. Nicholas
                     700 North Water Street, Suite 1200
                     Milwaukee, Wisconsin  53202

                     (c).  Principal Occupation
                     President   of  Nicholas   Company,   Inc.,   a  registered
                     investment advisor located in Milwaukee, Wisconsin.

                     (d) - (e). During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations and misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                     (f). United States

       Item 3.       Source and Amount of Funds or Other Consideration:

                     As of the date hereof, Mr. Nicholas held 310,700 shares of Common Stock. Mr. Nicholas used personal funds to purchase the shares.

       Item 4.       Purpose of Transaction:

                     Mr. Nicholas acquired 310,700 shares of Common stock for investment purposes.

                     The reporting person has no plans or proposals which relate to or would result in:

                            (a) The  acquisition  by any  person  of  additional
                     securities of the Company, or the disposition of securities of the Company;

                            (b) An extraordinary corporate transaction,  such as
                     a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                            (c) A sale  or  transfer  of a  material  amount  of
                     assets of the Company or any of its subsidiaries;

---------------------                                    -----------------------
CUSIP No. 126948108                                         Page 4 of 5 Pages
---------------------                                    -----------------------


                            (d) Any change in the present  board of directors or
                     management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                            (e)   Any    material    change   in   the   present
                     capitalization or dividend policy of the Company:

                            (f) Any other material change in the Company's business or corporate structure;

                            (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

                            (h) Causing a class of  securities of the Company to
                     be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                            (i) A class  of  equity  securities  of the  Company
                     becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                            (j) Any action  similar  to any of those  enumerated
                     above.

       Item 5.       Interest in Securities of the Issuer.

                            (a) The  aggregate  number  of  shares  beneficially
                     owned is 310,700, representing 6.0% of the 5,202,689 shares of Common Stock issued and outstanding as of March 11, 1999.

                            (b) Number of shares as to which the reporting person has:

                                    (i)  sole  power  to vote or to  direct  the
                                         vote: 310,700

                                    (ii)  shared  power to vote or to direct the
                                          vote: -0-

                                    (iii) sole power to dispose or to direct the
                                          disposition of: 310,700

                                    (iv)  shared  power to dispose or direct the
                                          disposition of: -0-

                            (c) Inapplicable.

                            (d) Inapplicable.

                            (e) Inapplicable.

       Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                     Mr. Nicholas is not party to any contract, arrangement, understanding or relationship with respect to any Common Stock of the Company.

       Item 7.       Material to Be Filed as Exhibits.
                     None.

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CUSIP No. 126948108                                         Page 5 of 5 Pages
---------------------                                    -----------------------



                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 1999



                                                     /s/ Albert O. Nicholas
                                                     Albert O. Nicholas